September 14, 2005

Mr. Jim Allegretto

Sr. Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3651

Re:	Black Hills Corporation

Form 10-K for the year ended December 31, 2004

Filed March 16, 2005

File No. 1-31303

Black Hills Power, Inc.

Form 10-K for the year ended December 31, 2004

Filed March 30, 2005

File No. 1-7978

Dear Mr. Allegretto:

The purpose of this letter is to respond to your additional comments in review of our 2004 Form 10-K, as set forth in your letter of August 25, 2005. The headings used herein are the same as those set forth in your letter. For ease of reference, we have set forth your comment before each response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Note 1. Business Description and Summary of Significant Accounting Policies

Material, Supplies and Fuel, page 86

Comment No. 1

We note your response to comment 1 of our letter dated August 3, 2005. It appears that your illustrative journal entries reflect a gross presentation of your energy trading activities. In this regard, we note your example includes transactions to purchase and sell like amounts of natural gas in order to lock in your margin. You indicate in your response that such transactions are energy trading activities and that you record gains or losses on a net basis in the income statement. However, your illustrative example provides a gross presentation such that the cost to purchase natural gas is recorded as cost of sales while the contract to sell is recorded as revenues. This is a gross presentation whereas a net presentation merely records the gain or loss associated with the energy trading derivative. Please advise how your energy trading activities complies with net presentation requirements of EITF 02-3. Similarly, your response quotes the 02-03 language requiring net presentation. However our original question related to your offsetting net transaction gains/losses with derivative gains/losses. Please explain.

In our response to comment 1 of your letter dated August 3, 2005, we reflected our journal entries as we record them in our general ledger, not as we present them in our financial statements. Our intention was to add more detail on having the purchase and sale netting to our trading margin. In hindsight, it appears we added some confusion. To clarify, as the journal entries are presented all of the entries impacting the income statement are netted for financial statement presentation in Operating Revenues.

In response to your original question related to our offsetting net transaction gains/losses with derivative gains/losses we point to the last paragraph of our response to comment 1 of your letter dated August 3, 2005. In summary, we believe EITF 02-3 intends for a net presentation that presents the margin earned through trading activities. Given that fixing the currency rate is necessary to lock in our margin, we believe that not reflecting the transaction gains/losses with derivative gains/losses and other components of the trade would unnecessarily distort the financial presentation of our trading margins earned.

Earnings Per Share of Common Stock, page 89

Comment No. 2

We have read your response to comment 2 of our letter dated August 3, 2005. We concur with recording the initial value of the stock as deferred compensation within equity and the amortization of compensation expense in subsequent periods. However, your consolidated statements of common stockholders’ equity for the three years in the period ended December 31, 2004 do not reflect a contra-equity account. Please tell us where you have classified the deferred compensation recorded in connection the issuance of restricted stock.

Further, we have studied your computation of assumed proceeds to be used in your calculation of diluted earnings per share for all three years. Please tell us whether this illustrative computation was meant to be representative of your statement that some non-vested restricted shares were anti-dilutive in 2003 and 2002. In this regard, it appears that the proceeds related to the restricted shares assumed to purchase common stock would approximate 8,177 shares in Year 1. Since the 10,000 restricted shares were still subject to return, they would be excluded for purposes of computing basic earnings per share and included for dilutive earnings per share. In this period, please confirm that your dilutive shares would increase by 1,823 shares. Similar calculations for years 2 and 3 appear to show net dilutive shares. If our understanding is not correct, please clarify it. Please expand on your illustrative computations to show the number of shares that you have determined to be anti-dilutive.

Deferred compensation recorded in connection with the issuance of restricted stock is recorded in a contra-equity account. For purposes of our financial statement presentation it is netted into Additional-Paid-In-Capital due to the immateriality of the account balance. At December 31, 2004, 2003 and 2002 the Deferred Compensation account balance was $1.5 million, $1.9 million and $1.0 million, respectively. The December 31, 2004, Deferred Compensation account balance was equal to 0.4% of Additional-Paid-In-Capital, 0.2% of Total Stockholders’ Equity and 0.08% of Total Liabilities. In addition, the Company has recognized pre-tax compensation cost, related to awards of restricted stock and restricted stock units, of $1.7 million in 2004, $0.9 million in 2003 and $0.4 million in 2002, as disclosed in Note 10 – Common Stock in our 2004 Annual Report on Form 10-K.

The computation that was included in our response to comment 2 of your letter dated August 3, 2005 was an illustrative example of the methodology we use to calculate assumed proceeds in our application of the treasury stock method. As such, we confirm your conclusion that our dilutive shares would increase by 1,823 in Year 1 of the illustrative example. The illustrative example was not meant to be representative of our statement that some non-vested restricted shares were anti-dilutive in 2003 and 2002. To represent our statement on anti-dilutive shares, an actual calculation from 2002 for a restricted stock grant that resulted in anti-dilutive shares in our application of the treasury stock method is as follows:

2002

Grant Date	12/31/02 Unvested Shares	2002 Weighted Unvested Shares	FMV On Grant Date	Deferred Compensation Balance 12/31/01	Deferred Compensation Balance 12/31/02	Average Deferred Compensation Balance

05/30/2001	8,119	9,776	$55.36	$543,040	$318,334	$430,687

Average Market Price in 2002	$28.99

05/30/01 Restricted Stock Grant

1.	Assumed Proceeds for the 05/30/01 Restricted Stock Grant

	a. Average unamortized deferred compensation balance during
	the year		$ 430,687

	b. Tax benefits credited to capital on assumed taxable
	compensation based on average market price for year	$ 283,406
	($28.99 x 9,776 avg. unvested shares) x Tax Rate	x 35%
		$ 99,192

	Tax effect related to compensation for accounting purposes
	($430,687 x 35%)	150,740

	Excess		(51,548)

	Total assumed proceeds		$ 379,139

2.	Repurchase shares on the open market at the average price
	during the year with the assumed proceeds ($379,139/$28.99)		13,078

3.	Incremental shares considered to be outstanding (9,776 – 13,078)		(3,302)

4.	Dilutive or Anti-dilutive		Anti-dilutive

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 35

Comment No. 3

Please ensure your discussion and analysis of historical cash flows is not merely a recitation of changes evident from the financial statements. For example, you indicate that the increase in cash flow from operations for the six-month period ended June 30, 2005 was due to a $9.4 million increase in net income, an $11.7 million increase in cash flows from net derivative assets and liabilities and a $54.8 million increase in operating assets and liabilities. Please provide analysis explaining the underlying reasons for the fluctuations in the working capital accounts.

In future filings, we will provide, to the extent meaningful, enhanced discussion and analysis of our historical cash flows including analysis of the underlying reasons for working capital fluctuations.

If you have any questions, please do not hesitate to contact me or Jeff Berzina at (605) 721-1700 at any time.

Sincerely,

BLACK HILLS CORPORATION

/s/ MARK T. THIES

Mark T. Thies

Executive Vice President and Chief Financial Officer

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